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SEC ISSION

08032854

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 47101 |

### FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the
### Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____09/01/07____ AND ENDING____08/31/08____

MM/DD/YY          MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

WNC CAPITAL CORPORATION

| | OFFICIAL USE ONLY |
|---|---|
| | FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 Sky Park Circle

(No. and Street)

Irvine, CA 92614-6404

(City)      (State)      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sy Garban         714-662-5565, x160

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO Seidman, LLP

(Name – if individual, state last, first, middle name)

3200 Bristol Street, #400    Costa Mesa    CA    92626

(Address)      (City)      (State)      (Zip Code)

**PROCESSED**

NOV 1 4 2008

**THOMSON REUTERS**

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Mail Processing Section

OCT 29 2008

Washington, DC
101

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

2A

# OATH OR AFFIRMATION

I, Wilfred N. Cooper, Jr. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC Capital Corporation , as of August 31 , 20 08 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

President
_____
Title

Jurat attached 10/14/08

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

2B

# WNC Capital Corporation

**Financial Statements
and Supplemental Material**
Year Ended August 31, 2008

# WNC Capital Corporation

## Contents

State of California
County of __Orange__

Subscribed and sworn to (or affirmed) before me on this __14th__
day of __October__ , 20__09__, by __Wilfred N. Cooper Jr.__ ,
proved to me on the basis of satisfactory evidence to be the
person(s) who appeared before me.

```
J. KAAKE
COMM. # 1782687
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 30, 2011
```

(Seal)                    Signature _____



**BDO Seidman, LLP**
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

## Independent Auditors' Report

To the Board of Directors
WNC Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*BDO Seidman, LLP*

Costa Mesa, California
October 20, 2008

# WNC Capital Corporation

## Statement of Financial Condition

| August 31, | | 2008 |
|---|---|---|
| **Assets** | | |
| Cash | $ | 1,982,308 |
| Commissions due from affiliates, net | | 526,663 |
| Other | | 3,300 |
| Total assets | $ | 2,512,271 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accrued commissions | $ | 72,229 |
| Due to parent, net | | 196,524 |
| Total liabilities | | 268,753 |
| **Commitments and contingencies** | | |
| **Stockholder's equity** | | |
| Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding | | 25,500 |
| Retained earnings | | 2,218,018 |
| Total stockholder's equity | | 2,243,518 |
| Total liabilities and stockholder's equity | $ | 2,512,271 |

*See accompanying notes to financial statements.*

## Statement of Operations

| *Year ended August 31,* | | 2008 |
|---|---|---|
| **Revenues** | | |
| Commissions | $ | 357,561 |
| Organization fees | | 482,707 |
| Interest and other | | 49,503 |
| Total revenues | | 889,771 |
| **Expenses** | | |
| Commissions | | 357,561 |
| Licenses, fees, accounting and other | | 40,956 |
| Total expenses | | 398,517 |
| **Income before income tax provision** | | 491,254 |
| **Income tax provision** | | 196,500 |
| **Net income** | $ | 294,754 |

*See accompanying notes to financial statements.*

# WNC Capital Corporation

## Statement of Changes in Stockholder's Equity

|  | Common Stock | | Retained Earnings | Total Stockholder's Equity |
|  | Shares | Amount |  |  |
|---|---|---|---|---|
| **Balance,** August 31, 2007 | 1,400 | $ 25,500 | $ 1,923,264 | $ 1,948,764 |
| Net income | - | - | 294,754 | 294,754 |
| **Balance,** August 31, 2008 | 1,400 | $ 25,500 | $ 2,218,018 | $ 2,243,518 |

*See accompanying notes to financial statements.*

## Statement of Cash Flows

| Year ended August 31, | | 2008 |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 294,754 |
| Changes in operating assets and liabilities: | | |
| Commissions due from affiliates, net | | (460,632) |
| Accounts payable | | (1,950) |
| Accrued commissions | | 72,229 |
| Due to parent, net | | 27,470 |
| Net cash used in operating activities | | (68,129) |
| **Net decrease in cash** | | (68,129) |
| **Cash,** beginning of year | | 2,050,437 |
| **Cash,** end of year | $ | 1,982,308 |

*See accompanying notes to financial statements.*

**1. Organization and Summary of Significant Accounting Policies**

## General

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the National Association of Securities Dealers ("NASD"). On July 30, 2007, the NASD changed its name to FINRA, the Financial Industry Regulatory Authority. The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3 under the Securities and Exchange Act of 1934.

## Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

## Concentration of Credit Risk

The Company maintains cash balances at certain financial institutions that are not federally insured. As of August 31, 2008, the total uninsured cash balance is $1,785,644.

**1. Organization and Summary of Significant Accounting Policies (Continued)**

### Risks and Uncertainties

*Registration*

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

*Economic Dependence*

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

### Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager and investment advisory fees are recorded when the related services are performed.

### Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, *"Accounting for Income Taxes."("SFAS 109")* Under the asset and liability method of SFAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

| | | |
|---|---|---|
| 1. | Organization and Summary of Significant Accounting Policies (Continued) | As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 40% income tax rate applied to income or loss before income taxes and after adjustments for permanent items. The full amount of current income taxes payable is included in Due to Parent on the statement of financial condition. |
| 2. | Related Party Transactions | Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2008. |
| | | WNC provides certain administrative services, including use of office space and equipment, to the Company at no cost. Such services have not been significant through August 31, 2008. |
| | | All commissions and organization fees earned during the year ended August 31, 2008 were generated from services provided to WNC affiliates. |
| | | Due to Parent, net represents net money advanced from WNC for purposes of paying operating expenses of the Company and current income taxes payable. |
| 3. | Net Capital Requirements | The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At August 31, 2008, the Company had net capital of $1,713,579 which was $1,695,664 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.16 to 1 at August 31, 2008. |

4. SEC Rule 15c3-3

**Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission**

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

**Information Relating to Possession or Control Requirements Under Rule 15c3-3**

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

# Supplemental Material

# WNC Capital Corporation

## Schedule I - Computation of Net Capital Pursuant to Rule15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

| August 31, | 2008 |
|---|---|
| **Computation of Net capital** | |
| Stockholder's equity from the statement of financial condition | $ 2,243,518 |
| **Deductions and charges** | |
| Nonallowable assets: | |
| Commissions due from affiliates, net | 526,663 |
| Other | 3,300 |
| Total deductions and charges | 529,963 |
| **Net capital** | $ 1,713,555 |
| **Aggregate indebtedness** | |
| Accrued commissions | $ 72,229 |
| Due to parent, net | 196,524 |
| **Total aggregate indebtedness** | 268,753 |
| **Computation of Basic Net Capital Requirement** | |
| Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness | $ 17,915 |
| **Excess net capital** | $ 1,695,640 |
| **Ratio of aggregate indebtedness to net capital** | 0.16 to 1 |

**Statement Pursuant to Rule 17a-5(d)(4)**

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

*See accompanying independent auditors' report and notes to financial statements.*



**BDO Seidman, LLP**
Accountants and Consultants

3200 Bristol Street, 4th Floor
Costa Mesa, California 92626
Telephone: (714) 957-3200
Fax: (714) 957-1080

# Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of WNC Capital Corporation (the Company), as of and for the year ended August 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.    Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2.    Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Bro Seidmmw, LLA*

Costa Mesa, California
October 20, 2008

*END*

15